June 12, 2024

VIA EDGAR

David P. Mathews
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	New Age Alpha Variable Funds Trust (the “Trust”) File Nos. 333-277580; 811-23944

Dear Mr. Matthews,

On March 1, 2024, the Trust filed the above-referenced registration statement on Form N-1A (the “Registration Statement”) for the New Age Alpha Large Core VA Fund, which was renamed the NAA Large Core Series (the “Fund”). On April 2, 2024, you provided written comments regarding the Registration Statement (the “Initial Comment Letter”). The Fund responded to the Initial Comment Letter on May 8, 2024, via correspondence (the “Initial Response Letter”) and a pre-effective amendment to the Registration Statement (the “Pre-Effective Amendment”).

On May 31, 2024, the staff commented on the Initial Response Letter and the Pre-Effective Amendment. This correspondence filing responds to those additional comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response to each comment below.

PROSPECTUS

Fees and Expenses, page 1

1.	Comment: As requested in Comment 5 of the Initial Comment Letter, the Fund's description of principal investment strategies discloses that among its principal investments will be investment companies, including mutual funds, closed end fund and ETFs that provide exposure to large capitalization companies. Please add a line item to the fee table to reflect acquired fund fees and expenses (“AFFE”), or in correspondence, confirm that the Fund does not anticipate AFFE in its first year of operations to be greater than 0.01%. If the Fund does not anticipate AFFE greater than 0.01%, consider whether inclusion of investments in other investment companies as among the component of the Fund's principal investment strategies is appropriate or accurate.

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Response: The Fund confirms that it does not anticipate the AFFE in its first year of operations to be greater than 0.01%.

Principal Investment Strategies, pages 1-2

2.	Comment: In response to Comment 6.b.ii of the Initial Response Letter, the Fund amended its definition of “large-capitalization companies” to “companies in the top 70% of the capitalization of the U.S. equity market for actively traded securities. Please clarify the fund’s definition of large capitalization by providing a range in dollar amounts on what constitutes the top 70%.

Response: The Fund has clarified its definition by defining large-capitalization companies as “companies in the top 70% of the capitalization of the U.S. equity market for actively traded securities (i.e., with a market capitalization value of more than $10 billion).”

3.	Comment: In response to Comment 6.b.iii of the Initial Response Letter, the Fund said it “removed the disclosure related to derivative instruments as it will not invest in them on a principal basis.” The staff notes there are still references to derivatives in Item 4 and Item 9 of the Prospectus. Please clarify your response or revise the Prospectus accordingly.

Response: The Fund has removed the derivative disclosure from Item 4 and Item 9.

If you have any questions or comments, please contact the undersigned at (513) 991-8472 or bo@fintechlegal.io. Thank you in advance for your consideration.

Sincerely,

/s/ Bo James Howell

Bo James Howell

FinTech Law, LLC

FinTech Law

6224 Turpin Hills Drive     |     Cincinnati, OH 45244-3557     |     fintechlegal.io     |     (513) 991-8472